FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 05 January 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of Company

International Power plc

2. Name of shareholder having a major interest

FMR Corp (and its direct and indirect subsidiaries)
Fidelity International Limited (and its direct and indirect subsidiaries)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial interests of shareholders, named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal Entity                                                           Holding
Brown Brothers Harriman and Co                                           1,000
Northern Trust London                                                1,255,800
State Str Bk and Tr Co Lndn                                            255,100
JPMorgan Bournemouth                                                   209,100
Mellon Bank                                                            148,900
Chase Manhattan Bank AG Frankfurt                                      146,600
JPMorgan Chase Bank                                                     80,300
Bank of New York Brussels                                               49,800
Dexia Privatbank                                                        14,800
State Street Bank and TR Co                                            562,300
Bank of New York                                                       473,900
Northern Trust Co                                                      261,700
JPMorgan Chase Bank                                                     99,700
Mellon Bank N.A                                                         46,100
Brown Brothers Harriman and Co                                      23,289,700
JPMorgan Chase Bank                                                 20,049,300
State Street Bank and Tr Co                                            921,300
Northern Trust London                                                  165,400
Mellon Bank N.A                                                         65,300
Northern Trust Co                                                       38,700
JPMorgan Bournemouth                                                 1,544,211
Brown Bros, Harrimn Ltd Lux                                          5,332,189
JPMorgan Bournemouth                                                 2,680,000
JPMorgan Bournemouth                                                   344,500
Northern Trust London                                                  209,100
National Astl Bk Melbourne                                              87,200
Morgan Stanley London                                                   71,150
State Str Bk and Tr Co Lndn                                             60,800
Norddeutsche Landersbank                                                23,000
Bank of New York Europe Ldn                                            103,200
BNP Paribas, Paris                                                     904,000
State Street Bank and Tr Co                                            714,000
State Street Hong Kong                                                  33,100

Total                                                               60,241,250

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares of 50 pence each

10. Date of transaction

Not known

11. Date Company informed

5 January 2007

12. Total holding following this notification

60,241,250

13. Total percentage holding of issued class following this notification

4.04%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Aarti Singhal - Investor Relations: + 44 (0) 20 7320 8600

16. Name and signature of authorised company official responsible for making this notification

Stephen Ramsay - Company Secretary

Date of notification

5 January 2007


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.








                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary